Exhibit 12.2

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Unit Distributions
Physicians Realty L.P.
(amounts in thousands)

	Years Ended December 31,
	2016		2015		2014	2013	Predecessor 2012
Net income (loss)	$31,522		$12,741		$(4,418)	$(2,636)	$(2,855)
Adjustment for equity investees	(115)		(104)		(95)	—	—
Net income (loss) before adjustment for equity investees	31,407		12,637		(4,513)	(2,636)	(2,855)

Plus fixed charges:
Interest expense	$21,540		$9,263		$5,988	$3,785	$4,270
Amortization and write-off of debt issuance costs	2,324		1,373		919	510	268
Estimated interest portion of rental expense	634		430		361	6	6
Preferred distributions	1,857		1,189		—	—	—
Fixed charges and preferred unit distributions	26,355		12,255		7,268	4,301	4,544

Earnings	$57,762		$24,892		$2,755	$1,665	$1,689
Ratio of Earnings to Fixed Charges and Preferred Unit Distributions (1)	2.19	x	2.03	x	—	—	—

(1)
The computation of ratio of earnings to fixed charges and preferred unit distributions indicates that earnings were inadequate to cover fixed charges on the basis of our historical financial statements by approximately $4.5 million, $2.6 million and $2.9 million for the years ended December 31, 2014, 2013 and 2012 (Predecessor), respectively.